UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  March 31, 2005
                   --------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________________________________________________

                         PART I - REGISTRANT INFORMATION

Cord Blood America, Inc.
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Full Name of Registrant

9000 W. Sunset Boulevard, Suite 400
-------------------------------------
Address of Principal Executive Office (Street and Number)

West Hollywood, California  90069
-----------------------  -----
City, State and Zip Code

                        PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

         As of May 13 2005, Cord Blood America, Inc. requires additional time to complete its quarterly report on Form 10-QSB for the following reason. On February 28, 2005, Cord Blood America, Inc. acquired Career Channel, Inc. The audit of the acquired company is still in the final stages and therefore, the complete financial information for the first quarter of 2005 is not yet available. Since the information is to be included in the quarterly report on Form 10-QSB, Cord Blood America must file for an extension at this time.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Sandra D. Smith, Chief Financial Officer
----------------------------------------------------
(Name)

(310) 432-4090
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(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         There will be a significant change in the results of operations from the corresponding period for the last fiscal year due to the acquisition of Career Channel, Inc. As stated above, the financial results for the first quarter of 2005 are not yet complete therefore, the Company does not believe a reasonable estimate of the results is available at this time.

Cord Blood America, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Cord Blood America, Inc.


Date:  May 13, 2005                        By /s/ Matthew L. Schissler
                                           ---------------------------
                                           Matthew L. Schissler, Chairman and
                                           Chief Executive Officer